One Vanderbilt Securities LLC

Statement of Financial Condition
December 31, 2025
With Report of Independent Registered Public Accounting Firm

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SEC FILE NUMER
8- 71289

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: One Vanderbilt Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Vanderbilt Avenue, 65th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Proskin	(914) 588-5367	dproskin@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

700 Nicollet Mall, Suite 500	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __David Proskin__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to __One Vanderbilt Securities LLC__ as of __12/31/25__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

Chief Financial Officer
_____
Title

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: ——————————————————————————

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

One Vanderbilt Securities LLC
Table of Contents



Ernst & Young LLP
700 Nicollet Mall, Suite 500
Minneapolis, MN 55402

Tel: 612 343 1000
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Officers of One Vanderbilt Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of One Vanderbilt Securities LLC (the Company) as of December 31, 2025 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2025.

March 30, 2026

One Vanderbilt Securities LLC

Statement of Financial Condition
December 31, 2025

Assets		
Cash	$	50,000
Prepaid expenses		3,446
Total assets	$	**53,446**
Liabilities and member's capital		
Liabilities		
Accounts payable to affiliate	$	1,000
Total liabilities		1,000
Member's capital		52,446
Total liabilities and member's capital	$	**53,446**

The accompanying notes are an integral part of this Statement of Financial Condition.

One Vanderbilt Securities LLC

Notes to Statement of Financial Condition
December 31, 2025

1. **Organization and Business**

   One Vanderbilt Securities LLC (the "Company"), a wholly-owned subsidiary of Stone Ridge Holdings Group LP (the "Parent", or the "Member"), is a limited liability company. The Company is a registered broker dealer with the U.S. Securities and Exchange Commission (the "SEC") The Company is also a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company was incorporated in Delaware on August 20, 2024 and the Company's registration with the SEC was approved on June 9, 2025; however, the Company is inactive and did not commence operations as a broker-dealer during the year.

   The Company will act as an underwriter (on a best efforts basis) or distributor for funds advised by Stone Ridge Asset Management LLC (the "Adviser"), the securities of which are registered under the Securities Act of 1933, as amended ("Securities Act") and that are registered under the Investment Company Act of 1940, as amended ("the Investment Company Act"), including closed-end funds, interval funds, exchange-traded funds and open-end mutual funds (collectively "Registered Funds"). The Company may also act as a sub-agent for a third-party broker-dealer acting as the principal underwriter of Registered Funds.

   The Company will also act as a private placement agent for existing and new pooled investment vehicles the securities of which are not registered under the Securities Act and that are exempt from registration under the Investment Company Act, including Private Funds that are advised, managed or sponsored by the Adviser or its affiliate and other Private Funds that are advised, managed or sponsored by third parties pursuant to private placement or similar agreements between the Company and the applicable Private Fund, its manager and/or affiliates thereof. The Company will privately offer interests in such Private Funds to qualified investors who meet specified standards required by applicable private placement rules and in a manner consistent with the relevant exemptions from the registration requirements under the Securities Act and other applicable securities laws. Operations/services have not commenced and there were no revenues from contracts with customers during the period.

   The liability of the Member is limited to the capital held by the Company.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation and Use of Estimates
   The Statement of Financial Condition statement was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this Statement of Financial Condition and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Cash
   Cash is comprised of a demand deposit. Cash on deposit with financial institutions, may, at times, exceed federal insurance limits.

Prepaid Expenses

The Company usually prepays some of its FINRA renewal fees for the upcoming year, and this amount is recorded as a Prepaid Expense on the Statement of Financial Condition. A deposit with Central Registration Depository ("CRD") is included in Prepaid expenses on the Statement of Financial Condition. FINRA operates the CRD and uses the funds deposited to process registrations and other regulatory assessments of the Company.

Income Taxes

Since the Company is a single member limited liability company, it is disregarded for income tax purposes. Therefore, no federal, state, or local income taxes are provided or considered for the purpose of the Statement of Financial Condition.

In December 2023, the FASB issued ASU 2023-09 which amends the disclosure requirements for income taxes. The amendments require SEC- Registered entities such as the Company to disclose specific categories in the income tax rate reconciliation, presented both as percentages and reporting currency amounts. The amended guidance was effective for the Company. The Company, a single-member limited liability company treated as a disregarded entity for tax purposes, has evaluated the pronouncement and determined it is not applicable and has no impact on its Statement of Financial Condition and related disclosures because the Company has no income tax provision.

As of December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing evaluation as facts and circumstances may require.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company's Statement of Financial Condition.

3. **Transactions with Related Parties**

The Company maintains an administrative services agreement with the Parent. Pursuant to the agreement, the Parent provides accounting, administration, information technology, compliance services, office space, employee services and other services. The Parent provides these services at no cost to the Company. These costs have not been recorded on the books of the Company.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 (the "Net Capital Rule") under the Securities Exchange Act of 1934. This rule requires the maintenance of minimum net capital and stipulates that the ratio of aggregate indebtedness to net capital, both as defined, must not exceed 15 to 1 (or 8 to 1 during the first 12 months of operations). The Company is required to maintain minimum net capital equal to the greater of 12.5% of Aggregate Indebtedness or $5,000. As of December 31, 2025, the Company had net capital of $49,000 which exceeded the required net capital by $44,000.

The Company does not hold customers' cash or securities, and therefore has no obligations under SEC Customer Protection Rule 15c3-3 under the Securities Exchange Act of 1934.

5. **Commitments and Contingencies**

The Company may also enter into contracts or agreements that contain indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. Based on its history and experience, management considers the likelihood of such an event to be remote; however, the maximum potential exposure is unknown.

The Company may be a party to litigation in the ordinary course of business. Management does not believe that the outcome of current matters, if any, will materially affect the Company or the Statement of Financial Condition.

6. **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including distribution of registered and private funds, and private placement businesses. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions to its parent. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

7. **Concentrations of Credit Risk**

As of December 31, 2025, all cash is held by one financial institution and therefore is subject to the credit risk of that financial institution, as well as to the extent balances held at a financial institution exceed insured limits. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

8. **Subsequent Events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2025, through the date of issuance of the Statement of Financial Condition, and determined that there are no material events that would require adjustment or disclosure in the Company's Statement of Financial Condition.